UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SINOCOM PHARMACEUTICAL, INC.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

None

__________________________________________

(CUSIP Number)

     Eastern Wealthy International Invest Limited

Sea Meadow House, Blackburne Highway (P.O. Box 116),

Road Town, Tortola, British Virgin Islands

011-852- 2159-7863

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 20, 2009

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - None

1. Names of Reporting Persons: Eastern Wealthy International Invest Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 8,055,799
8. Shared Voting Power: none
9. Sole Dispositive Power: 8,055,799
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 8,055,799
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 11.28(1)
14. Type of Reporting Person (See Instructions): CO

(1) Based on 71,416,660 shares of common stock issued and outstanding as of February 20, 2009.

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001, (the "Common Stock") of Sinocom Pharmaceutical, Inc. (the “Issuer”), a Nevada corporation, whose principal executive office is located at Room 3, 21/F, Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong.

ITEM 2.

IDENTITY AND BACKGROUND.

The Company filing this statement is Eastern Wealthy International Invest Limited (the “Reporting Person”), a British Virgin Islands corporation.  The Reporting Person’s address is Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.  During the last five years the Reporting Person has not been convicted in any criminal proceeding.  During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 20, 2009, as reported on the Form 8-K filed with the Securities and Exchange Commission on February 20, 2009, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with Rolling Rhine Holdings, Ltd., (“Rolling Rhine”), a corporation incorporated under the laws of the British Virgin Islands, and the shareholders of Rolling Rhine (the “Shareholders”).  Pursuant to the terms of the Exchange Agreement, the Shareholders agreed to transfer a total of 300,000 shares of Rolling Rhine, representing all of the issued and outstanding shares of common stock in Rolling Rhine, to the Issuer in exchange for the issuance of an aggregate of 67,131,660 shares of the Issuer’s common stock to the Shareholders, thereby causing Rolling Rhine and its wholly-owned subsidiaries, China Zhongxi Yao Group Limited, a Hong Kong corporation, and Anqing Zhongxi Yao, Ltd., a corporation organized under the laws of the Peoples Republic of China (“PRC”), to become wholly-owned subsidiaries of the Issuer (the “Share Exchange”).

Upon the closing of the Share Exchange on February 20, 2009, the Shareholders of Rolling Rhine delivered 300,000 shares of common stock of Rolling Rhine, representing all of its issued and outstanding common stock, to the Issuer in exchange for 67,131,660 shares of Common Stock of the Issuer. The Reporting Person was a shareholder of Rolling Rhine prior to the closing of the Share Exchange.   Pursuant to the terms of the Exchange Agreement, at closing of the Share Exchange, the Reporting Person delivered 36,000 shares of common stock of Rolling Rhine to the Issuer and in return received a total of 8,055,799 shares of the Issuer’s Common Stock.

The foregoing summary of the Share Exchange and the Exchange Agreement is qualified in its entirety by reference to the copy of the Share Exchange Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the SEC on February 20, 2009, each of which are incorporated herein in their entirety by reference.

ITEM 4.

PURPOSE OF TRANSACTION.

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange.  See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person may acquire additional shares of Common Stock of the Issuer in the future. Except as set forth in this Schedule, the Reporting Person does not have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.  However, the Reporting Person may, from time to time, review or reconsider its position  with  respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the close of the business day on February 20, 2009 the Reporting Person may be deemed to beneficially own, in the aggregate, 8,055,799 shares of Common Stock, representing  approximately  11.28% of the  Issuer's  outstanding  Shares (based upon 71,416,660 shares issued and outstanding as of February 20, 2009).

(b)

The Reporting Person has the sole right to vote and dispose of 8,055,799 shares of Common Stock owned by the Reporting Person.  Mr. Xuexiang AI owns the Reporting Person and is the individual authorized to exercise the right to vote and the right to direct the disposition of the 8,055,799 shares of Common Stock owned by the Reporting Person.

(c)

Not Applicable.

(d)

Other than the Reporting Person, no other person is know to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Wealthy International Invest Limited

/s/ Xuexiang Ai, President

      March 5, 2009